Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for the Fiscal Third Quarter of 2011

SHANGHAI, October 24, 2011 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal third quarter ended September 30, 2011.

The results for the fiscal quarter ended September 30, 2011 are as follows:

•

Revenue was $39.1 million, a sequential increase of 1.6% from $38.5 million for the second quarter of fiscal year 2011, and a 1.3% increase from $38.6 million for the third quarter of fiscal year 2010.

•	Gross margin was 27.4%, compared to 30.0% for the second quarter of fiscal year 2011 and 34.7% for the third quarter of fiscal year 2010.

•

Operating expenses were $7.6 million, compared to $6.9 million for the second quarter of fiscal year 2011 and $5.9 million for the third quarter of fiscal year 2010. Operating expenses for the third quarter of fiscal year 2011 included share-based compensation expenses of $643 thousand, as compared to $359 thousand and $526 thousand for the second quarter of fiscal year 2011 and for the third quarter of fiscal year 2010, respectively.

•

Operating profit was $3.1 million, or 7.9% of revenue, compared to $4.6 million, or 11.9% of revenue, for the second quarter of fiscal year 2011 and $7.4 million, or 19.3% of revenue, for the third quarter of fiscal year 2010.

•	GAAP net income was $4.0 million compared to $5.1 million for the second quarter of fiscal year 2011, and $7.0 million for the third quarter of fiscal year 2010.

•	Non-GAAP adjusted net income was $4.9 million, compared to $5.5 million for the second quarter of fiscal year 2011 and $7.4 million for the third quarter of fiscal year 2010.

•	GAAP earnings per diluted ADS share (EPS) was $0.21 compared to $0.26 for the second quarter of fiscal year 2011.

•	Non-GAAP earnings per ADS share (non-GAAP EPS) was $0.25 compared to $0.28 for the second quarter of fiscal 2011.

•	Number of weighted average fully diluted American Depositary Shares (ADS) was 19,372,622.

•	Cash balance was $61.3 million as of September 30, 2011, compared to approximately $72.0 million as of June 30, 2011 and $34.9 million as of September 30, 2010.

•	Cash flow from operating activities was $8.4 million compared to $3.4 million for the second quarter of fiscal year 2011 and $6.0 million for the third quarter of fiscal year 2010.

•	Capital expenditures were $9.8 million compared to $6.0 million for the second quarter of fiscal year 2011 and $7.3 million for the third quarter of fiscal year 2010.

•	We used $1.1 million of cash to repurchase 183,651 American Depositary Shares (ADS) at an average price of $5.80 per ADS under our authorized share re-purchase program.

“As we reported in our updated guidance, demand across our three main end markets including consumer, computing and communications was softer than we expected when we entered the typical holiday buying season in September” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “While we continue to see sluggish demand heading into the fourth quarter, we remain focused on executing on our strategic initiatives. We are pleased with the market acceptance of several of our newly introduced products especially in the AC/DC product category. We also continue to be on track with our Fab 2 build-out and are looking forward to running test wafers in the first half of next year and generating revenues in the second half of next year.”

Business Outlook

Revenue for the fourth quarter of fiscal year 2011 is expected to be in the range of $30 to $34 million, representing a decline of approximately 5.0% to a growth of 7.7% when compared to the fourth quarter of 2010 and a decline of approximately 23.3% to 13.0% when compared to the third quarter of 2011. Gross margins are expected to be in the range of 26% to 27% of revenue. Operating expenses exclusive of the share based compensation expenses and amortization of acquired intangible assets are expected to be in the range of $7.0 to $7.2 million. We expect our effective income tax rate to range between 7.0% and 9.0%. We expect our capital expenditures to be approximately $15.0 million in the fourth quarter. The number of ADS shares used to calculate GAAP earnings per share for the fourth quarter is anticipated to be approximately 19.3 million.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding market demand, our Fab 2 build-out and our expectation of revenue generation next year. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 filed on May 25, 2011, and other filings with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and BCD Semiconductor undertakes no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal third quarter ended September 30, 2011, our outlook for the fourth quarter of 2011 and other business matters today, October 24, 2011 at 3:30 pm PT / 6:30 pm ET. To participate in the live call, analysts and investors should dial 866-405-2350 (or +65 6 723 9388 if dialing from outside the U.S.A.). The conference ID number is 15438877. A live webcast of the call will also be available in the “Event Calendar” section of the company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.). The conference ID number is 15438877.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, gain or loss on valuation of warrant liabilities and amortization of acquired intangible assets. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs. Our broad portfolio of power management ICs primarily targets rapidly growing, high volume markets such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers and other electronics products. As an IDM, BCD Semiconductor integrates product design and process technology to optimize product performance and cost. We offer system-level solutions with the quality, performance and reliability required by our customers. Our China-based operations provide proximity to the rapidly growing electronics industry in Asia, enabling us to align our product development effort with customers and market trends and to provide timely and effective technical support. For more information, please visit http://www.bcdsemi.com.

Contact:

Tom Krause

Investor Relations

IR@bcdsemi.com

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	September 30, 2010	June 30, 2011	September 30, 2011
ASSETS
CURRENT ASSETS
Cash	$34,928	$72,029	$61,278
Restricted cash	7,658	5,136	10,235
Accounts receivable, net	22,365	21,297	22,981
Inventories	19,827	28,282	28,670
Excess value-added tax paid	1,135	1,654	2,645
Receivable from Zi Zhu	—	—	7,140
Prepaid expenses and other current assets	5,416	4,919	5,585

Total current assets	91,329	133,317	138,534

PROPERTY, PLANT AND EQUIPMENT, NET	29,974	39,277	47,815
LAND USE RIGHT, NET	2,979	3,034	3,072
ACQUIRED INTANGIBLE ASSETS, NET	—	3,326	2,935
INVESTMENT IN EQUITY SECURITIES	1,568	1,624	1,654
GOODWILL	—	305	282
OTHER ASSETS	2,083	2,750	2,982

TOTAL	$127,933	$183,633	$197,274

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$7,969	$3,000	$6,000
Accounts payable	20,105	21,374	21,907
Notes payable	14,296	11,589	18,175
Accrued expenses	5,820	3,656	3,570
Payable for purchase of property, plant and equipment	1,700	1,507	1,192
Withholding tax liability	1,806	1,954	1,805
Warrant liability	1,260	—	—
Other current liabilities	2,729	3,150	2,078

Total current liabilities	55,685	46,230	54,727

OTHER LIABILITIES
Deferred rent-noncurrent	115	125	124
Performance obligation	3,073	3,800	3,870
Obligation under capital lease - noncurrent	278	240	224
Deferred grant-noncurrent	—	560	468

Total other liabilities	3,466	4,725	4,686

Total liabilities	59,151	50,955	59,413

CONVERTIBLE REDEEMABLE PREFERENCE SHARES	90,569	—	—

SHAREHOLDERS’ EQUITY(CAPITAL DEFICIENCY)
Ordinary shares	17	111	111
Additional paid-in capital	12,518	160,318	161,163
Accumulated other comprehensive income	7,259	10,278	11,698
Accumulated deficit	(41,581)	(38,029)	(34,039)
Treasury stock	—	—	(1,072)

Total shareholders’ equity(Capital deficiency)	(21,787)	132,678	137,861

TOTAL	$127,933	$183,633	$197,274

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except percentages)

(Unaudited)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
NET REVENUE
IC products	$35,528	$35,685	$36,420
Foundry services	3,041	2,771	2,685

Total net revenue	38,569	38,456	39,105

COST OF REVENUE
IC products	23,829	25,643	27,074
Foundry services	1,361	1,284	1,332

Total cost of revenue	25,190	26,927	28,406

GROSS PROFIT	13,379	11,529	10,699
	34.7%	30.0%	27.4%
OPERATING EXPENSES
Research and development	1,919	2,393	2,667
Selling and marketing	1,923	2,081	2,480
General and administrative	2,098	2,394	2,259
Amortization of acquired intangible assets		69	205

Total operating expenses	5,940	6,937	7,611

INCOME FROM OPERATIONS	7,439	4,592	3,088
	19.3%	11.9%	7.9%
OTHER INCOME (EXPENSE)
Interest income and expenses	(37)	364	326
Other-net	28	510	901

Other income (expenses), net	(9)	874	1,227

INCOME BEFORE INCOME TAX EXPENSE	7,430	5,466	4,315

INCOME TAX EXPENSE	420	381	325

NET INCOME	$7,010	$5,085	$3,990

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement - GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
NET INCOME	$7,010	$5,085	$3,990

CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization	982	1,345	1,612
Other adjustments to net income	486	1,328	1,521
Changes in assets and liabilities	(2,511)	(4,408)	1,282

Net cash provided by operating activities	$5,967	$3,350	$8,405

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(7,274)	(6,008)	(9,761)
Acquisition of Aura Micro	—	(4,582)	—
Financing to ZiZhu,receivable	—	—	(7,140)
Other cash flow from investing activities	669	282	(4,794)

Net cash used in investing activities	$(6,605)	$(10,308)	$(21,695)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	—	—	(1,072)
Net borrowings	2,079	(3,101)	3,000
Other cash flow from financing activities	(35)	(366)	(198)

Net cash provided by (used in) financing activities	$2,044	$(3,467)	$1,730

Effects of exchange rate changes	633	703	809

CHANGE IN CASH	$2,039	$(9,722)	$(10,751)

CASH, BEGINNING OF PERIOD	$32,889	$81,751	$72,029

CASH, ENDING OF PERIOD	$34,928	$72,029	$61,278

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	September 30, 2010	June 30, 2011	September 30, 2011
GAAP net income	$7,010	$5,085	$3,990

Share-based compensation:
Cost of goods sold	35	21	85
Research and development	55	24	96
Selling, general and administrative	471	335	547

Total share-based compensation	561	380	728

Gain on valuation of warrant liability	(217)	—	—

Amortization of acquired intangible assets	—	69	205

Non-GAAP net income	$7,354	$5,534	$4,923

EPS (ADS) fully diluted, GAAP	n.a.	$0.26	$0.21

EPS (ADS) fully diluted, Non GAAP	n.a.	$0.28	$0.25